UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

__________________________J. C. Penney Company, Inc.__________________________
(Exact name of the registrant as specified in its charter)

Delaware             001-15274                 26-0037077
(State or other jurisdiction of (Commission (IRS Employer
incorporation or organization) File Number) Identification No.)

6501 Legacy Drive, Plano, Texas 75024
(Address of principal executive offices) (Zip code)

Janet Dhillon                     972-431-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the     reporting period from January 1 to December 31, 2013.

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

The Conflict Minerals Report filed for the calendar year ended December 31, 2013 is available at http://ir.jcpenney.com/phoenix.zhtml?c=70528&p=irol-govCSR.

Conflict Minerals Report

A Conflict Minerals Report for the calendar year ended December 31, 2013 is filed herewith as Exhibit 1.02.

Item 1.02. Exhibit.

The Conflicts Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Item 2.01. Exhibits.

Exhibit 1.02    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

J. C. Penney Company, Inc.
(Registrant)

/s/ Janet Dhillon                     June 2, 2014
By:     Janet Dhillon                    (Date)
Executive Vice President,
General Counsel and Secretary